May 5, 2015

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	REQUEST FOR ACCELERATION
The Prudential Insurance Company of America
Post-Effective Amendment No. 19 to Registration Statement on Form N-4
File Nos. 333-95637 and 811-09799

Dear Ms. Samuel:

Pursuant to Rule 461 under the Securities Act of 1933, the registrant and the principal underwriter hereby request that the effectiveness of the above referenced Post-Effective Amendment be accelerated to June 26, 2015.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
On behalf and as Depositor of the Registrant

By:	/s/ SRINIVAS D. REDDY
Srininivas D. Reddy
Vice President, Product and Investment Management

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
(Principal Underwriter)

By:	/s/ MICHAEL J. KING
Michael J. King
Senior Vice President and Chief Legal Officer